July 18, 2006
Via EDGAR and facsimile
Ms. Nili Shah
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Dycom Industries, Inc. Form 10-K for the period ended July 30, 2005 Form 10-Q for the period ended April 29, 2006 File No. 1-10613
Dear Ms. Shah:
     This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in a letter dated June 14, 2006 to Richard L. Dunn, Senior Vice President and Chief Financial Officer of Dycom Industries, Inc. (“Dycom” or “the Company”) relating to the Annual Report on Form 10-K for the fiscal year ended July 30, 2005, filed with the Commission on September 9, 2005 (“Form 10-K) and the Form 10-Q for the period ended April 29, 2006, filed with the Commission on May 26, 2006; each comment is followed by our response to that comment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Form 10-K.
Prior Comment 1
     It is not clearly apparent that the WMCC impairment was primarily caused by a discrete event that occurred after the Form 10-Q was filed May 26, 2005. Please clarify the MD&A explanation of the charge so that investors can better understand the extent to which WMCC’s operating results in the quarter ended July 30, 2005 differed materially from its operating results in prior periods. The

United States Securities and Exchange Commission
July 18, 2006

existing disclosure does not indicate whether WMCC’s historical cash flows were positive or negative, were trending up or down, and whether the referenced “underperformance during the fourth quarter of 2005” was materially disproportionate relative to prior periods. Such basic information appears necessary to an investor’s understanding of the material asset impairment. In this regard, we note that the charge approximates 50% of the year’s pre-tax income.
     The aforementioned disclosures should also be provided in explaining the April 29, 2006 Can Am goodwill impairment charge. In this regard, we note that the charge approximates 64% of pre-tax income for the 9 month period.
Response:
     During fiscal 2005, there were no events or circumstances that occurred which would have required an interim impairment test under SFAS No. 142. The goodwill impairment at White Mountain Cable Construction, LLC (“WMCC”) did not result from a discrete event that occurred after the Form 10-Q was filed May 26, 2005. During the Company’s annual impairment testing management considered a number of factors impacting the timing and magnitude of future cash flows, including delays in customer spending, customer induced uncertainties with respect to anticipated cash flows, the shifting to a later period of the upgrade revenues previously expected to be received from a significant cable provider customer, volatility caused by normal third party externalities and ongoing rotation of work among significant customers. As a result of these factors, together with fourth quarter performance markedly diverged from expectations, management concluded that WMCC failed Step 1 of SFAS No. 142. As such, the Company proceeded with Step 2 and recognized the goodwill impairment.
     While the Company continues to believe that it has satisfied its disclosure obligations, it proposes to address the Staff’s request for additional disclosures by expanding its disclosures related to goodwill impairment charges. The Company proposes to amend its Form 10-Q for the period ended April 29, 2006 to include additional disclosures substantially as follows and to include comparable disclosures in future periodic reports, as applicable.
Critical Accounting Policies
Goodwill and Intangible Assets — As of April 29, 2006, we had $216.2 million of goodwill, $4.7 million of indefinite-lived intangible assets and $45.4 million of finite-lived intangible assets, net of accumulated amortization. As of July 30, 2005, we had $194.1 million of goodwill, $4.7 million of indefinite-lived intangible assets and $28.6 million of finite-lived intangible assets, net of accumulated amortization. We account for goodwill in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” Our reporting units are tested annually in accordance with SFAS No. 142 during the fourth fiscal quarter of each year to determine whether their carrying value exceeds their fair market value. Should this be the case, the

United States Securities and Exchange Commission
July 18, 2006

value of the goodwill or indefinite-lived intangibles may be impaired and written down. Goodwill and other indefinite-lived intangible assets are also tested for impairment on an interim basis if an event occurs or circumstances change between annual tests that would more likely than not reduce the fair value of the reporting unit below its carrying amount. If we determine the fair value of the goodwill or other identifiable intangible asset is less than the carrying value, an impairment loss is recognized in an amount equal to the difference. Impairment losses, if any, are reflected in operating income or loss in the consolidated statements of operations.
     In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we review finite-lived intangible assets for impairment whenever an event occurs or circumstances change which indicates that the carrying amount of such assets may not be fully recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss is based on the fair value of the asset compared to its carrying value. If we determine the fair value of the asset is less than the carrying value, an impairment loss is incurred in an amount equal to the difference. Impairment losses, if any, are reflected in operating income or loss in the consolidated statements of operations.
     We use judgment in assessing goodwill and intangible assets for impairment. Estimates of fair value are based on our projection of revenues, operating costs, and cash flows of each reporting unit considering historical and anticipated future results, general economic and market conditions as well as the impact of planned business or operational strategies. The valuations employ a combination of present value techniques to measure fair value and consider market factors. Generally, we engage third party specialists to assist us with our valuations. Changes in our judgments and projections could result in a significantly different estimate of the fair value of the reporting units and could result in an impairment of goodwill.
     As a result of the purchase price allocations from our prior acquisitions and due to our decentralized structure, our goodwill is included in multiple reporting units. Due to the cyclical nature of our business, and the other factors described under “Risk Factors” in our Form 10-K for the fiscal year ended July 30, 2005, the profitability of our individual reporting units may periodically suffer from downturns in customer demand and other factors. These factors may have a relatively more pronounced impact on the individual reporting units as compared to the Company as a whole and might adversely affect the fair value of the reporting units. If material adverse conditions occur that impact our reporting units, our future determinations of fair value may not support the carrying amount of one or more of our reporting units, and the related goodwill would need to be written down to an amount considered recoverable.
     During the third quarter of fiscal 2006, we recognized a goodwill impairment charge of approximately $14.8 million related to our Can Am Communications (“Can Am”) reporting unit. Although Can Am continues to provide services to significant customers,

United States Securities and Exchange Commission
July 18, 2006

it has underperformed compared to expectations due to its inability to achieve projected revenue growth and due to operational inefficiencies at existing levels of work. Can Am began incurring operating losses during fiscal 2006, primarily as a result of poor performance on existing contracts due to high job management costs during the period of reduced work levels. In addition, Can Am failed to achieve projected revenue growth due to declines in demand from existing customers and its inability to secure new customer work at pricing levels sufficient to offset operating costs. The Company recently changed the senior management at Can Am, integrating certain of its operations with another subsidiary of the Company, in order to improve operational efficiency at the current work levels. However, we are uncertain of the time period that the changes will take to improve the performance of Can Am and the extent to which the changes may be effective. While management does not expect Can Am to generate material losses in future periods, we determined that the anticipated cash flows from new opportunities were subject to a higher degree of uncertainty than previously anticipated and that future cash flows would not likely be sufficient to support the carrying value of Can Am’s goodwill balance.
     The combination of the above factors had the effect of reducing the expected future cash flows of the Can Am reporting unit over the seven year period used in our SFAS No. 142 impairment analysis and are circumstances that we determined would be more likely than not to reduce the fair value of the reporting unit below its carrying amount. Accordingly, the Company performed an interim goodwill impairment test as of April 29, 2006. As a result of the impairment analysis, management determined that the estimated fair value of the reporting unit was less than its carrying value and, consequently, a goodwill impairment charge was recognized to write off Can Am’s goodwill.
     As a result of our fiscal 2005 annual impairment analysis, we determined that the goodwill of our White Mountain Cable Construction (“WMCC”) reporting unit was impaired and consequently recorded a goodwill impairment charge of approximately $29.0 million during the fourth quarter of fiscal 2005. This determination was primarily the result of a change in management’s expectations of long-term cash flows from reduced work levels for a significant customer, a shift in the timing of expected cash flows from another customer to later periods in our forecast which reduced the present value of the future cash flows from this customer and WMCC’s operational underperformance during the fourth quarter of 2005. The combination of these factors had an adverse impact on the anticipated future cash flows of the WMCC reporting unit used in the annual impairment analysis performed during the fourth quarter of fiscal 2005.
     The reduced work levels at WMCC were primarily the result of a reduction in demand from a single significant customer. This was due to the customer’s decisions regarding the allocation of their capital spending away from work that management anticipated would be performed by WMCC. In performing the SFAS No. 142 impairment assessment, management determined that this shift in demand was more than temporary, consequently impacting the seven year forecast used in the Company’s goodwill analysis.

United States Securities and Exchange Commission
July 18, 2006

This change in the allocation of capital spending by the customer away from work provided by WMCC did not have an adverse impact on other subsidiaries of the Company. The historical cash flows of WMCC had been positive, but trended downward during fiscal 2005 as WMCC incurred losses. This negative trend was the result of unanticipated poor operating performance due to unforeseen job site conditions which impacted productivity, an inability to effectively secure and manage subcontractors at acceptable cost and the under absorption of general and administrative expenses. During the fourth quarter of fiscal 2005 management had expected improvements in operating performance as the level of work increased, however, as a result of the factors specified above WMCC incurred an operating loss during the fourth quarter ended July 30, 2005. As a result of these factors, management determined that WMCC would be unable to meet expected profitability measures at the existing work levels which indicated that the anticipated long-term cash flows from the business would be materially less than previously expected over the seven year cash flow period used in the SFAS No. 142 impairment analysis. Although we have made operational changes in an effort to improve the performance and profitability of WMCC and management does not expect WMCC to generate material losses in future periods, we are uncertain of the time period that the changes will take to improve the performance and the extent to which the changes may be effective.
     The estimate of fair value of the Can Am and WMCC reporting units were based on our projection of revenues, operating costs, and cash flows considering historical and anticipated future results, general economic and market conditions as well as the impact of planned business and operational strategies. The valuations employed a combination of present value techniques to measure fair value and considered market factors. The key assumptions used to determine the fair value of our reporting units during the fiscal 2005 annual impairment test and for Can Am in fiscal 2006 were (a) expected cash flow periods of seven years; (b) terminal values based upon terminal growth rate of 4.0%; and (c) a discount rate of 13.0% which was based on our best estimate of the weighted average cost of capital adjusted for risks associated with the reporting units. The key assumptions used to determine the fair value of our reporting units during fiscal 2004 were (a) expected cash flow periods ranging from three to seven years; (b) terminal values based upon terminal growth rates ranging from 3.0% to 5.0%; and (c) discount rates ranging from 12%-13% which was based on our best estimate of the weighted average cost of capital adjusted for risks associated with the reporting units. Management believes the rates used are consistent with the risks inherent in our current business model and with industry discount rates. Changes in our judgments and estimates could result in a significantly different estimate of the fair value of the reporting units and could result in an impairment of goodwill. A variance in the discount rate used could have had a significant impact on the amount of goodwill impairment charges recorded. For example, a 1% change in the discount rate would have caused an increase or decrease in the WMCC goodwill impairment charges by approximately $0.6 million. Additionally, a 1% change in the discount rate would have changed the estimated fair value of our reporting units and may have caused other reporting units to incur impairment charges.

United States Securities and Exchange Commission
July 18, 2006

     While the estimated fair value for the majority of the reporting units significantly exceeded their carrying value for the annual goodwill impairment test in fiscal 2005, one reporting unit had an estimated fair value that exceeded its carrying value by a narrow margin. Specifically, that reporting unit had a goodwill balance of approximately $8.1 million at July 30, 2005 and had an estimated fair value that exceeded the carrying value by approximately 6%, excluding the cash balance of the reporting unit from both the fair value and the carrying value. We believe that the goodwill is recoverable as of April 29, 2006; however, there can be no assurances that the goodwill will not be impaired in future periods.
     Additionally, as of April 29, 2006, there were two other reporting units with goodwill balances totaling approximately $31.4 million that have experienced declining revenue and operating results due to a reduction in demand from the customers they serve. This decline is primarily the result of reduced spending by cable providers to upgrade their networks in recent periods compared to historical levels. Our fiscal 2005 annual impairment test of goodwill indicated that the estimated fair value of each of these reporting units was significantly in excess of their carrying values. We believe that the goodwill is recoverable as of April 29, 2006; however, there can be no assurances that the goodwill will not be impaired in future periods.
Prior Comment 2
     Based on the existing disclosure, it is not clearly apparent that an investor can reasonably be expected to understand the primary causes and underlying implications of the WMCC asset write-off. What are the business and/or competitive factors that caused the “reduced work levels for a significant customer”? Does management expect this reduction in work from the customer to adversely impact other of the registrant’s businesses? Is the reduced work expected to be temporary? Why did the “shift in the timing of expected cash flows from another customer” contribute to the impairment given that the SFAS 142 cash flow projections are prepared over a 7 year time horizon? Why did the “operational underperformance during the fourth quarter of 2005” contribute to the impairment given the 7 year time horizon and the implementation of operational improvements referenced in the filing? Were there any geographic economic, regulatory, or competitive factors that adversely impacted WMCC’s operating results? Did any of the factors referenced in the forepart of MD&A adversely impact WMCC’s operating results and future prospects (changes in the general levels of construction activity, changes in consumer demands on telecom providers, new technologies, actions of the FTC, general economic conditions)? Was there a material change in WMCC’s market share? In the SFAS 142 analysis, is there an assumption that WMCC will generate material losses in future periods? Such information is considered necessary MD&A disclosure given the materiality of the charge and because, presumably, the registrant’s other businesses are impacted by the same economic factors which materially impacted WMCC.

United States Securities and Exchange Commission
July 18, 2006

     The aforementioned disclosure issues appear similarly relevant to the Can Am asset write-off. It is not clear why Can Am was unable to “achieve projected revenue growth”. Why was the goodwill deemed to be impaired given the 7 year time horizon and the operational improvements and management changes referenced in the filing? Such information is considered necessary MD&A disclosure given the materiality of the charge and because, presumably, the registrant’s other businesses are impacted by the same economic factors which materially impacted Can Am.
Response:
     The operating results and future prospects of WMCC and Can Am were not adversely impacted by geographic, economic, regulatory, or competitive factors or by the factors referenced in the forepart of MD&A which periodically affect customer capital spending (changes in the general levels of construction activity, changes in consumer demands on telecom providers, new technologies, actions of the FCC, and general economic conditions). Furthermore, while market share is not available through published sources in our industry, we have a general understanding of our portion of the market in the respective locations where we operate. We do not believe that there were material changes in WMCC’s or Can Am’s market share.
     The goodwill impairment at WMCC resulted from the annual impairment analysis performed during the fourth quarter of fiscal 2005. The impairment analysis reflected management’s expectations of the long-term cash flows from reduced work levels for a significant customer, a shift in the timing of expected cash flows from another customer to later periods in our forecast which reduced the present value of the future cash flows from this customer and WMCC’s operational underperformance during the fourth quarter of fiscal 2005. The goodwill impairment at Can Am was the result of an interim impairment test required based on Can Am’s recent underperformance compared to expectations resulting from its inability to achieve projected revenue growth and its operational inefficiencies at existing levels of work.
     While the Company continues to believe that it has satisfied its disclosure obligations, it proposes to address the Staff’s request for additional disclosures by expanding its disclosures related to goodwill impairment charges. The Company proposes to amend its Form 10-Q for the period ended April 29, 2006 to include additional disclosures substantially as included in the response to Comment 1 above and to include comparable disclosures in future periodic reports, as applicable.
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     We would appreciate receiving any comments from the Staff on our proposed disclosure in time for us to give them consideration prior to amending our Form 10-Q for the period ended April 29, 2006. If we have not heard from you at the time we are ready to file, we will give you a call to discuss where you are in your review.

United States Securities and Exchange Commission
July 18, 2006

     In connection with responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions concerning the matters referred to in this letter, please call the undersigned at (561) 627-7171.

Very truly yours,
/s/ Richard L. Dunn
Richard L. Dunn
Senior Vice President and Chief Financial Officer

cc:	Al Pavot United States Securities and Exchange Commission

Abigail Arms Shearman & Sterling LLP